Exhibit 99.1

ARIS MINING DELIVERS 25% PRODUCTION GROWTH IN Q3 2025

Vancouver, Canada, October 7, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports gold production of 186,651 ounces (oz) for the first nine months of 2025 (9M 2025). With the successful commissioning of the expanded Segovia mill in June 2025 and its ramp-up advancing in line with expectations, the Company remains on track to deliver its full-year production guidance of 230,000 to 275,000 oz.

Q3 2025 Highlights:

•	Q3 gold production of 73,236 oz, a 25% increase over Q2 2025.
•	Q3 gold sales of 73,001 oz, a 20% increase over Q2 2025.
•	Strong performance at both operations with gold production up 27% at Segovia and 8% at Marmato, compared to Q2 2025.
•	Cash balance of over US$415 million at September 30, 2025, including US$13.2 million of proceeds from the sale of the Juby Gold Project.

Neil Woodyer, CEO of Aris Mining, commented “With increased production capacity at Segovia, solid operational momentum, a robust financial position, and a favourable gold price environment, we are well positioned to deliver a strong finish to 2025 and build further momentum in 2026. Based on our performance to date, we are tracking above the midpoint of our 2025 production guidance."

Table 1: Consolidated Group

Gold production & sales	Q3 2025*	Q2 2025	Q1 2025	9M 2025	Q3 2025 vs Q2 2025
Segovia Operations	65,549	51,527	47,549	164,625	+27%
Marmato Narrow Vein Zone	7,687	7,125	7,214	22,026	+8%
Total production (ounces)	73,236	58,652	54,763	186,651	+25%
Total sales (ounces)	73,001	61,024	54,281	188,306	+20%

Table 2: Segovia Operations - Quarterly Production Data

Operating Information	Q3 2025*	Q2 2025	Q1 2025	9M 2025
Tonnes processed (kt)	220	168	167	555
Tonnes per day (tpd)	2,553	1,976	1,966	2,167
Average gold grade processed (g/t)	9.87	9.85	9.37	9.71
Recoveries (%)	96.1%	96.1%	96.1%	96.1%
Gold produced (ounces)	65,549	51,527	47,549	164,625
Gold sold (ounces)	65,580	53,751	47,390	166,721

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Table 3: Marmato Narrow Vein Zone - Quarterly Production Data

Operating Information	Q3 2025*	Q2 2025	Q1 2025	9M 2025
Tonnes processed (kt)	75	73	74	222
Average gold grade processed (g/t)	3.56	3.35	3.32	3.41
Recoveries (%)	89.8%	90.2%	91.7%	90.5%
Gold produced (ounces)	7,687	7,125	7,214	22,026
Gold sold (ounces)	7,421	7,273	6,891	21,585

*Preliminary Q3 2025 results, subject to reconciliation to the final results in the Company’s 2025 interim financial statements and MD&A.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the commissioning of the second mill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where a PFS study is complete on a new, smaller scale development plan which confirms Soto Norte as a high-quality, long-life project with robust economics and industry-leading environmental and social design features. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) is underway.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

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Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements relating to the Company’s full-year production guidance, final Q3 2025 results, the timeline for ramping up Segovia’s expanded mill, and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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